Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS THIRD-QUARTER 2015 RESULTS

MONTERREY, MEXICO, OCTOBER 22, 2015.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached US$3.7 billion during the third quarter of 2015, an increase of 5% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2014. Operating EBITDA during the quarter reached US$677 million, an increase of 5% on a like-to-like basis versus the same period in 2014.

CEMEX’s Consolidated Third-Quarter 2015 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices of our products in local currency terms in most of our operations, as well as improved volumes in most of our products in the U.S. and our Asia region.

•	Operating earnings before other expenses, net, in the third quarter decreased by 8%, to US$439 million.

•	Controlling interest net loss narrowed to US$44 million during the third quarter from a loss of US$106 million in the same period last year.

•	Operating EBITDA decreased by 10% to US$677 million or increased by 5% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations during the third quarter of 2015, compared with the same period last year. The increase on a like-to-like basis was mainly due to higher contributions from Mexico, the U.S., as well as from our Northern Europe and Asia regions.

•	Operating EBITDA margin decreased by 0.2 percentage points on a year-over-year basis, reaching 18.5%.

•	Free cash flow after maintenance capital expenditures for the quarter was US$436 million, a 25% increase compared to US$349 million in the same quarter of 2014.

Fernando A. Gonzalez, Chief Executive Officer, said: “Our reported results reflect the unprecedented strength of the U.S. dollar versus the currencies in most of our markets, which intensified during the quarter. Despite this, we had favorable operating results. Our quarterly sales and operating EBITDA increased by 5%, on a like-to-like basis. While EBITDA margin was relatively flat during the quarter, year-to-date EBITDA margin was the highest since 2009. Our free cash flow after maintenance capex also increased 25% during the quarter.”

“We are pleased with the results so far of our value-before-volume strategy. Our year-to-date increase in consolidated prices, adjusted for the impact of our variable costs and freight rate increases, has offset slightly more than half of the effect of foreign-exchange fluctuations.”

Consolidated Corporate Results

During the third quarter of 2015, controlling interest net loss was US$44 million, an improvement of 58% over a loss of US$106 million in the same period last year.

Total debt plus perpetual notes decreased by US$353 million during the quarter.

Geographical Markets Third-Quarter 2015 Highlights

Net sales in our operations in Mexico decreased by 17% in the third quarter of 2015 to US$669 million, compared with US$803 million in the third quarter of 2014. Operating EBITDA decreased by 10% to US$220 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$1,093 million in the third quarter of 2015, up 9% from the same period in 2014. Operating EBITDA increased by 27% to US$172 million in the quarter, versus US$136 million in the same quarter of 2014.

In Northern Europe, net sales for the third quarter of 2015 decreased by 21% to US$829 million, compared with US$1,047 million in the third quarter of 2014. Operating EBITDA was US$114 million for the quarter, 15% lower than the same period last year.

Third-quarter net sales in the Mediterranean region were US$348 million, 5% lower compared with US$366 million during the third quarter of 2014. Operating EBITDA decreased by 20% to US$59 million for the quarter versus the comparable period in 2014.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$476 million during the third quarter of 2015, representing a decrease of 19% over the same period of 2014. Operating EBITDA decreased to US$139 million in the third quarter of 2015, from US$199 million in the third quarter of 2014.

Operations in Asia reported a 7% increase in net sales for the third quarter of 2015, to US$162 million, versus the third quarter of 2014, and operating EBITDA for the quarter was US$47 million, up 18% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.